Filed Pursuant to Rule 424b(3)
SEC File Number 333-130979
Pricing Supplement Number “PS-1”
Date: April 17, 2006 (in connection with prospectus originally dated February 9, 2006)

PROSPECTUS

HYPERDYNAMICS CORPORATION

One Sugar Creek Blvd., #125
Sugar Land, Texas 77478   voice: (713) 353-9400    fax: (713) 353-9421

8,400,000 Shares of Common Stock

The common stock being offered hereby is, inter alia, common stock acquired from Hyperdynamics Corporation, a Delaware corporation (the “Company”) pursuant to a draw down under the provisions of that certain Investment Agreement (the “Equity Line of Credit”) by and between the Company and Dutchess Private Equities Fund II, L.P. (“Dutchess”).

The description in this Pricing Supplement of the particular terms of the shares of common stock offered hereby supplements, and, to the extent inconsistent with, replaces and should be read in conjunction with the description of the general terms and provisions of the common stock and the Equity Line of Credit set forth in the original prospectus, dated February 9, 2006, to which description reference is made hereby. The price per share is based on the lowest closing bid during a pricing period which is the 5 trading days immediately after we deliver a put notice to Dutchess.

Terms used, but not defined, herein have the meanings ascribed to them in the Prospectus.

Purchaser:	Dutchess
Issue date:	April 10, 2006
Number of shares issued:	68,353
Purchase price per share:	$2.926
Net Proceeds to the Company:	$200,000.00